

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

November 12, 2008

Lonnie J. Stout II
Chairman, President and Chief Executive Officer
J. Alexander's Corporation
P.O. Box 24300
3401 West End Avenue
Nashville, Tennessee 37203

> RE: J. Alexander's Corporation
>   Form 10-K for the fiscal year ended December 30, 2007
>   and Schedule 14A filed April 11, 2008
>   File No. 001-08766

Dear Mr. Stout:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In this comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

General

1. In future filings, please label your Compensation Discussion and Analysis section as such.

Executive Compensation, page 11

Summary Compensation Table, page 11

2. In future filings, please disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to financial statements, or discussion in Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise to your Director Compensation, at page 18, in regards to your option awards column. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Narrative Disclosure to Summary Compensation Table, page 12

3. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. In future filings, please disclose these targets and explain how your incentive awards are specifically structured around such targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

4. We note that options granted under your equity-based incentive compensation are based in part on consideration of market data for comparable positions in both general and restaurant industries. In future filings, please identify the companies that you have relied upon for benchmarking purposes, if applicable. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Stickel at (202) 551-3324 if you have questions.

Sincerely,

Susan Block
Attorney-Advisor